Exhibit 99.1

SOPHiA GENETICS Partners with Microsoft to Accelerate Multimodal Health Data Analysis

The agreement is to expand and reinforce data-driven medicine through the SOPHiA DDMTM health data analysis platform available with Microsoft Azure

Geneva, Switzerland – November 1, 2022 - SOPHiA GENETICSTM (Nasdaq: SOPH), a cloud-native software company in the healthcare space, is embarking on a multi-year integrated strategic partnership with Microsoft to improve healthcare workflows globally. This investment in the development of next- generation healthcare will lead the way in enabling multimodal data curation, development, and deployment. As a result, the Microsoft Azure-powered SOPHiA DDMTM Platform is expected to elevate the standard of care for patients, by delivering advanced outcomes for precision medicine.

SOPHiA GENETICS’ global network breaks down data silos, allowing the democratization of data-driven medicine by connecting institutions that leverage diverse multimodal data sets on the SOPHiA DDMTM Platform. Multimodal health data sets can be the largest and most complex to structure, analyze and archive, and this wide-ranging partnership will focus on accelerating results, improving performance, and ultimately enhance medical research by propelling the transition to precision medicine globally.

“With Microsoft's scale and the power of the SOPHiA DDM™ Platform, this partnership will help improve clinical outcomes and make patient care more efficient and personalized,” said Jurgi Camblong, PhD., Co-Founder and CEO, SOPHiA GENETICS. “SOPHiA GENETICS will help accelerate the transition to a decentralized care model for hospitals, healthcare providers and biopharma by breaking down data silos and delivering innovation at scale.”

“SOPHiA GENETICS’ mission is to democratize data-driven medicine. Microsoft is pleased to support this mission by providing secure and scalable cloud infrastructure, alongside SOPHiA GENETICS’ advanced artificial intelligence and machine learning tools and technologies that can help generate actionable insights, which can lead to better health outcomes,” said David C. Rhew, M.D., Global Chief Medical Officer, Microsoft.

This strategic partnership expands on SOPHiA GENETICS’ and Microsoft’s collaboration. SOPHiA GENETICS offers its AI and machine learning SOPHiA DDM™ Platform on Azure, by leveraging various Azure services that enable greater efficiencies and open opportunities for advancing tools to unlock important medical and genomic data. With the addition of the SOPHiA DDM™ Platform, providers utilizing Azure will scale their ability to aggregate multimodal data types to extract insights within existing workflows for their pursuit to deliver the best care possible. As one of Microsoft’s chosen partners for precision medicine, SOPHiA GENETICS will help accelerate the transition to a decentralized care model for hospitals, healthcare providers and biopharma, by breaking down data silos and delivering innovation at scale.

SOPHiA GENETICS products are for Research Use Only and not for use in diagnostic procedures, unless specified otherwise. The information in this press release is about products that may or may not be available in different countries and, if applicable, may or may not have received approval or market clearance by a governmental regulatory body for different indications for use. Please contact support@sophiagenetics.com to obtain the appropriate product information for your country of residence.

About SOPHiA GENETICS
SOPHiA GENETICS (Nasdaq: SOPH) is a software company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-native platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by a broad network of hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on Twitter, LinkedIn, Facebook, and Instagram. Where others see data, we see answers.

SOPHiA GENETICS Forward-Looking Statements:

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products and technology, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of the date hereof. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

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